June 21, 2011

Lilyanna L. Peyser
Securities and Exchange Commission
Washington D.C. 20549

Re:          Advanced Cloud Storage Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed May 27, 2011
File NO. 333-173537

Dear Ms. Peyser

In response to your letter dated June 16, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Advanced Cloud Storage, Inc. (the “Company”). Amendment No. 2 to the Form S-1 being filled concurrently with this letter.

The company has made certain changes in the Form S-1 filling in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s June 16, 2011 letter in italicized text immediately before our response.

Outside Front Cover Page of Prospectus, page 3.

1.
We note your response to comment three in our letter dated May 12, 2011 and we reissue it in part. Please also state on the outside front cover page of the prospectus that you have not started operations or generated revenue.

Response:

We have revised our disclosure as follows: “ADVANCED CLOUD STORAGE, INC. has not started operations nor are we generating any revenue.”

Risk Factors, page 8

There is no established market, page 10

2.
Please further revise the third sentence of this risk factor to explain the potential risks to your company if your stock is not followed by securities analysts. If, for example, this may result in your stock being less visible in the market, potentially leading to increased illiquidity and a decreased stock price, please revise accordingly.

Response:

We have revised our disclosure as follows: “Our Company’s common stock may not be followed by securities analysts which may result in our stock being less visible, which in turn could cause increased illiquidity causing our stock price to decline.”

Description of Business, page 22

The Market Opportunity, page 25

3.
In the second paragraph on page 26, you quote an IDC study as saying that “the cloud storage market will reach 3 billion.” While the remainder of this paragraph appears to be correctly attributed to the IDC study, the initial phrase that “the cloud storage market will reach 3 billion” does not appear to be correctly attributed to the IDC study. Please revise accordingly.

Response:

We have revised our disclosure as such by removing the incorrect attribute “the cloud storage market will reach 3 billion”

We have revised the first sentence of the second paragraph on page 26 as follows: “According to an IDC study, “the worldwide storage-as-a-service market will reach $3 billion.”

Certain Relationships and Related Transactions, page 44

4.	Please revise to indicate whether the loan from Mr. Meyer to you was evidenced in writing and, if it was, to file the agreement as an exhibit.

Response:

We have revised our disclosure to add the following: “The amount due to Mr. Meyer is unsecured, non-interest bearing, payable on demand with no written terms of repayment.”

We trust the revisions meet with your approval.

Sincerely,

Frik Meyer, President